UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2011

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

This report on Form 6-K consists of IncrediMail Ltd.‘s notice and proxy statement regarding its Annual General Meeting of shareholders scheduled to be held on October 27, 2011, along with the proxy card to be used by shareholders for voting. A copy of the notice and proxy statement is annexed hereto as Exhibit 1 and is incorporated herein by reference. A copy of the proxy card is annexed hereto as Exhibit 2 and is incorporated herein by reference.

This Form 6-K is hereby incorporated by reference into IncrediMail Ltd.'s Registration Statements on Form S-8 (Registration Nos. 333-171781, 333-152010 and 333-133968).

Exhibits

Exhibit 1	Notice and Proxy Statement dated September 15, 2011, relating to the Annual General Meeting of the registrant’s shareholders scheduled to be held on October 27, 2011.

Exhibit 2	Proxy Card relating to the Annual General Meeting of the registrant’s shareholders scheduled to be held on October 27, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2011	IncrediMail Ltd. By: /s/ Limor Gershoni Levy —————————————— Limor Gershoni Levy Corporate Secretary and General Counsel